enerPLUS

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

February 16, 2012

Enerplus Announces 2011 Year-End Results Conference Call

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will release reserves, operating and financial results for the year ended December 31, 2011 at 4:00 a.m. MT (6:00 a.m. ET) on Friday, February 24, 2012. A conference call hosted by Gordon J. Kerr, President and CEO will be held at 9:00 a.m. MT (11:00 a.m. ET) to discuss these results. Details of the conference call are as follows:

Live Conference Call

Date: Friday, February 24, 2012
Time: 9:00 am MT/11:00 am ET
Dial-In: 647-427-7450
             888-231-8191 (toll free)
Audiocast: http://www.newswire.ca/en/webcast/detail/909465/970433

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will also be available on our website for downloading following the event.

A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-849-0833
             1-855-859-2056 (toll free)

Passcode: 45993214

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com. Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.